Exhibit 99.1

ReneSola Appoints President of Americas

JIASHAN, China, March 1, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced that it has appointed Mr. Kevin Chen as the Company’s president of Americas. In this newly-created position, Mr. Chen will be based in the United States and head sales and systems development throughout the North and South American regions.

ReneSola CEO Mr. Xianshou Li remarked, “I am pleased to announce Kevin Chen as president of Americas. His rich experience with U.S. solar projects will be invaluable to us as we look to capitalize on the growing U.S., Canadian and South American solar markets with our highly efficient solar wafers. Kevin’s leadership will help strengthen our operations in the Americas by establishing closer, on-the-ground relationships with customers and identifying key business opportunities across the region. In addition, Kevin will help support our European and Asia-Pacific operations as we look to expand our presence in both developed and emerging solar markets.”

Mr. Chen has over 12 years of experience in the electric power industry, including five years developing solar power projects in the United States. Mr. Chen previously served as director of project development at Trina Solar, where he led Trina Solar’s solar power plant development business in the United States, from 2010 to 2012. From 2005 to 2010, he was instrumental in several photovoltaic projects, including one of the largest-ever solar programs in the United States, through his work as a manager of business planning and development at Southern California Edison.

In addition to his work in the solar industry, Mr. Chen developed a number of new business opportunities across other fields of renewable energy while at Southern California Edison. From 2000 to 2005, Mr. Chen worked at GE Energy, where he had a broad range of engineering and product development responsibilities. He was also responsible for developing a number of GE’s core electrical grid systems, as well as delivering them to international utilities companies. Mr. Chen holds an MBA from the University of California, Los Angeles and an MS in Electric Power from Iowa State University.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, high production quality, and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Ltd
Tel:	+86-573-8473-9011
E-mail:	ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
E-mail:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com